NovelStem International Corp.

2255 Glades Road Suite 221A

Boca Raton, Florida 33431

June 28, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Re:	NovelStem International Corp.
Amendment No. 4 to Registration Statement on Form 10-12G
Correspondence Filed June 26, 2023
File No. 000-22908

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in the Staff’s comment letter dated May 17, 2023, relating to the registration statement on Form 10-12G, as amended (the “Registration Statement”), of NovelStem International Corp. (the “Company” or “NovelStem”). For ease of reference, we have included the prior comment on which supplemental information was requested by the Staff:

1.

Amendment No. 3 to Registration Statement on Form 10-12G

General

We note your response to comment 1 of our letter dated March 2, 2023 and reissue in part. Given that your ability to rely on Rule 3a-1 under the Investment Company Act will depend (among other things) on facts and circumstances regarding your control of NewStem, and that you retain significant investment company status risk, please enhance your investment company status risk disclosure to indicate that you intend to rely on Rule 3a-1 under the Investment Company Act and explain the basis for such reliance.

Response:

The Staff’s most recent comment seeks enhanced investment company status risk disclosure in the Registration Statement. In response to the Staff’s comment, we have amended the Registration Statement to include the following risk disclosure:

We may be deemed an investment company, which could impose on us burdensome compliance requirements.

The Investment Company Act of 1940, as amended (the “Investment Company Act”), requires companies to register as an investment company if they are engaged primarily in the business of investing, reinvesting, owning, holding, or trading securities. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. In addition, Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are not in the business of investing, reinvesting, owning, holding or trading securities and we do not believe that we would meet the definition of an “investment company” under the Investment Company Act, as further discussed below.

NovelStem International Corp.

June 28, 2023

We trust that the foregoing appropriately addresses the comment raised by the Staff’s May 17 comment letter. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ Jan Loeb
Jan Loeb
President and Executive Chairman